SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. __)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

686688-10-2
(CUSIP Number)

 Bronicki Investments Ltd.
5 Brosh Street, Yavne, Israel
Tel: +972-8-9436869
Attention: Ms. Yehudit Bronicki
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2015
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	Schedule 13D

1	NAMES OF REPORTING PERSONS Bronicki Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,607,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,293,243*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,361 ^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.91%* ^
14	TYPE OF REPORTING PERSON CO

 * See Item 5 for beneficial ownership information.

^ Includes Shares beneficially owned by the other parties to the Voting and Undertaking Agreements, Voting Neutralization Agreements and SHA, each defined and described in Item 4.

Page 2 of 11 Pages

CUSIP No. 686688-10-2	Schedule 13D

1	NAMES OF REPORTING PERSONS Lucien Bronicki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,607,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,293,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,361* ^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.91% ^
14	TYPE OF REPORTING PERSON IN

 * See Item 5 for beneficial ownership information.

^ Includes Shares beneficially owned by the other parties to the Voting and Undertaking Agreements, Voting Neutralization Agreements and SHA, each defined and described in Item 4.

Page 3 of 11 Pages

CUSIP No. 686688-10-2	Schedule 13D

1	NAMES OF REPORTING PERSONS Yehudit Bronicki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,607,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,293,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,361* ^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.91% ^
14	TYPE OF REPORTING PERSON IN

 * See Item 5 for beneficial ownership information.

^ Includes Shares beneficially owned by the other parties to the Voting and Undertaking Agreements, Voting Neutralization Agreements and SHA, each defined and described in Item 4.

Page 4 of 11 Pages

Item 1.  Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the "Shares") of Ormat Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6225 Neil Road, Reno, Nevada 89511.

Item 2.  Identity and Background.

(a) - (c), (f): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each Reporting Person who is a natural person:

(1)
Bronicki Investments Ltd. ("Bronicki Investments") is a company incorporated in Israel. Bronicki Investments' principal business is various business investments, including investment in the Issuer. Bronicki Investments' business address is 5 Brosh Street, Yavne 81510, Israel. The sole directors and executive officers of Bronicki Investments are Lucien Bronicki and Yehudit Bronicki who have voting control over Bronicki Investments as described in Item 5 below.

(2)
Lucien Bronicki is a citizen of the State of Israel. Mr. Bronicki is a member of various business and philanthropic boards, including the board of directors of Bronicki Investments (as one of the two directors, the other being his wife, Ms. Yehudit Bronicki). Mr. Bronicki's address is 5 Brosh Street, Yavne 81510, Israel.

(3)
Yehudit Bronicki is a citizen of the State of Israel. Ms. Bronicki is a member of various business and philanthropic board of directors, including the board of directors of Bronicki Investments (as one of the two directors, the other being her husband, Mr. Lucien Bronicki), and the board of directors of the Issuer. Ms. Bronicki's address is 5 Brosh Street, Yavne 81510, Israel.

(d)           None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 4 below, which is incorporated by reference herein.

Item 4.  Purpose of Transaction.

On November 10, 2014, the Issuer entered into a Share Exchange Agreement and Plan of Merger (the “Share Exchange Agreement”) with Ormat Industries Ltd., an Israeli company ("Ormat Industries"), which as of such date owned approximately 59.75% of the outstanding Shares of the Issuer, and Ormat Systems Ltd., an Israeli company wholly-owned by the Issuer ("Ormat Systems"). Pursuant to the Share Exchange Agreement, the Issuer agreed, among other things, to acquire Ormat Industries through a share exchange (the "share exchange") in which the Issuer will issue new Shares to Ormat Industries' shareholders in exchange for all of the outstanding ordinary shares of Ormat Industries at an exchange ratio of 0.2592 Shares for each outstanding ordinary share of Ormat Industries. The closing of the transactions contemplated by the Share Exchange Agreement (the "Closing") occurred on February12, 2015.

As a result of the share exchange, Bronicki Investments, which prior to the Closing owned 16,563,442 ordinary shares of Ormat Industries, representing approximately 14.21% of the outstanding ordinary shares of Ormat Industries, received 4,293,243 Shares, representing approximately 8.84% of the outstanding Shares.

Page 5 of 11 Pages

In connection with the Share Exchange Agreement, on November 10, 2014, each of (a) Bronicki Investments and (b) other former principal shareholders of Ormat Industries, FIMI ENRG, L.P., a Delaware limited partnership, and FIMI ENRG, Limited Partnership, an Israeli limited partnership (together, "FIMI"), entered into a voting agreement (the “Voting and Undertaking Agreements”) with the Issuer. Under the Voting and Undertaking Agreements, Bronicki Investments and FIMI agreed, among other things, to vote in favor of the Share Exchange Agreement and the transactions contemplated thereby. Bronicki Investments and FIMI also agreed to comply in all respects with the provisions of the Israeli Tax Ruling (as defined therein) applicable to Bronicki Investments and FIMI, which provide, among other things, that prior to December 31, 2016 each of Bronicki Investments and FIMI may not sell the Shares it received in the share exchange except in certain limited circumstances.

As contemplated in the Voting and Undertaking Agreements, before the Closing, Bronicki Investments deposited all the ordinary shares of Ormat Industries held by it with an Israeli escrow agent (the "Escrow Agent") on the terms set forth in the Escrow Agreement, dated February 10, 2015 (the "Escrow Agreement"), by and among the Issuer, the Escrow Agent, Bronicki Investments and FIMI. According to the Escrow Agreement, the Escrow Agent's primary role is to ensure the compliance by FIMI ENRG and Bronicki Investments with the provisions of the Israeli Tax Ruling applicable to them. As a result of the Closing, and as contemplated by the Escrow Agreement, the Shares acquired by Bronicki Investments and FIMI were deposited by the Issuer with the Escrow Agent.

In connection with the Share Exchange Agreement, on November 10, 2014, the Issuer also entered into a Voting Neutralization Agreements with each of Bronicki Investments (the "Bronicki Voting Neutralization Agreement") and FIMI (the “FIMI Voting Neutralization Agreement” and, together with the Bronicki Investments Voting Neutralization Agreement, the “Voting Neutralization Agreements”). Under the Voting Neutralization Agreements, FIMI and Bronicki Investments (the “Restricted Shareholders”) agreed, among other things, to certain restrictions on their Shares. Among other things, the Voting Neutralization Agreements:

●
Require the Restricted Shareholders to vote all voting securities owned by FIMI and Bronicki Investments and their respective affiliates in excess of 16% and 9%, respectively, of the combined voting power of the Issuer’s shares in proportion to votes cast by the other holders of the Issuer’s voting securities at any time any action is to be taken by the Issuer’s stockholders.

●
Prohibit the acquisition of Issuer voting securities by FIMI and Bronicki Investments and their respective affiliates if after giving effect to any such acquisition FIMI and Bronicki Investments and their respective affiliates would beneficially own voting securities representing in the aggregate more than 20% and 12%, respectively, of the combined voting power of the Issuer’s shares.

●	Prohibit the sale of more than 10% of all Issuer voting securities owned in the aggregate by the Restricted Shareholders prior to January 1, 2017.

●
Allow for the sale of Issuer voting securities owned by the Restricted Shareholders following January 1, 2017 only if the Restricted Shareholders are not acting in concert to sell or, if they are acting in concert, only with 20 days’ prior written notice to the Issuer, subject to certain exceptions for public sales and mergers and acquisitions transactions.

●	Prohibit the Restricted Shareholders from renewing their shareholder rights agreement (defined below as the “SHA”) as the beyond its expiration date, May 22, 2017.

Page 6 of 11 Pages

As provided by the Voting Neutralization Agreements, on February 12, 2015, the Issuer entered into a registration rights agreement with Bronicki Investments and FIMI (the “Registration Rights Agreement”). The Registration Rights Agreement provides, among other things, that the Restricted Shareholder may, subject to certain limitations, require the Issuer to prepare and file with the Securities and Exchange Commission a registration statement to register a public offering of the Shares held by the Restricted Shareholder, and to required the Issuer to include in a registration statement filed by the Issuer, Shares of the Restricted Shareholder as requested by the Restricted Shareholder, in order to permit the sale or disposition of such Shares (a piggyback right), on customary terms and conditions set forth in the agreement.

Bronicki Investments is also a party to (i) a shareholder rights agreement, dated May 22, 2012, with FIMI, which was amended and restated on November 10, 2014 (the "SHA") in connection with the Share Exchange Agreement and (ii) a share purchase agreement, dated March 16, 2012, with FIMI , as amended on May 22, 2012 (the "SPA"). As a result of the share exchange, FIMI, which prior to the Closing owned 28,218,049 ordinary shares of Ormat Industries, representing approximately 24.22% of the outstanding ordinary shares, acquired 7,314,118 Shares, representing approximately 15.06% of the outstanding Shares. The SHA contains various provisions governing matters such as:

●
voting and transfers of Shares held by Bronicki Investments and FIMI following the share exchange (including a right of first offer, “tag-along” right, a “bring-along” right and, by way of an amendment to the SPA, a call option right to FIMI);

●	the composition of the board of directors of the Issuer and its active subsidiaries and the committees of the board of directors of the Issuer, as described below;
●
agreements concerning various corporate policies and governance matters relating to the Issuer and its subsidiaries, to the extent subject to a vote of the Issuer stockholders (namely, that unless otherwise agreed, the parties will vote against liquidation of or entrance into any bankruptcy or similar proceeding by the Issuer (or a material subsidiary thereof, if under applicable law it is required to be brought to the parties approval), a material change in the field of operations of the Issuer (or a material subsidiary thereof, if under applicable law it is required to be brought to the parties approval) and/or amendment of the Issuer's Articles of Association with respect to the Issuer’s staggered board of directors); and

●	compliance with the Israeli Tax Ruling, including the internal allocation between Bronicki Investments and FIMI of the amount of Shares they are permitted to sell under the Israeli Tax Ruling.

The SHA provides that, subject to certain exceptions, Bronicki Investments and FIMI will:

●
subject to any applicable law and fiduciary duties, use their reasonable efforts to cause an equal number of designees of Bronicki Investments and FIMI to be elected or appointed to the Issuer's board of directors and to the boards of all of the Issuer's active subsidiaries and to the committees of the Issuer's board of directors. Specifically, Bronicki Investments and FIMI agreed that they will each have the right to designate four members to the Issuer's board of directors. The number of directors that Bronicki Investments and FIMI may designate is subject to staged adjustments if either Bronicki Investments or FIMI or both cease to own specified minimum numbers of Shares, within various ranges specified in the SHA, including minimum shareholdings below which such shareholder loses the right of directors designation ; and

●
subject to any applicable law and subject to continued holding of certain minimum numbers of Shares set forth in the SHA in the event the current Chief Executive Officer of the Issuer ceases to act in such capacity, use their best efforts to cause the nomination of Bronicki Investments’ designee as Chief Executive Officer or Chairman of the Issuer's board or directors (as Bronicki Investments may decide in its sole discretion), and the appointment of FIMI’s designee as the Chairman of the Issuer's board of directors (if Bronicki Investments’ designee serves as Chief Executive Officer) or the Issuer's Chief Executive Officer (if Bronicki Investments’ designee serves as Chairman of the Issuer's board of directors).

Page 7 of 11 Pages

The SHA also provides that, subject to applicable law, it is the view of Bronicki Investments and FIMI that the Issuer should distribute in each calendar year dividends in an amount equal to 20% of its profits available for distribution.

The SHA became effective upon the Closing and will terminate on May 22, 2017, provided that during the period from January 1, 2017 until May 22, 2017 any exercise of Bronicki Investments’ or FIMI’s rights with respect to the transfer of the Shares by the other party described above will be subject to the respective Voting Neutralization Agreements described above.

The foregoing description of the Share Exchange Agreement, the Voting and Undertaking Agreement, the Escrow Agreement, the Voting Neutralization Agreements, the Registration Rights Agreement, the SHA and the SPA is qualified in its entirety by the full text of such agreements, which are incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a regular basis. Subject to the terms of the Voting and Undertaking Agreement, the Escrow Agreement, the Voting Neutralization Agreements, the Registration Rights Agreement, the SHA and the SPA (collectively "the Agreements") and the Israeli Tax Ruling and limitations imposed by applicable law, the Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in Shares, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, business development, capital structure and strategic matters, prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. As part of their investment review, the Reporting Persons may discuss such matters with the management or directors of the Issuer and other shareholders. Such factors and discussions may materially affect the Reporting Persons’ investment purpose and, subject to the terms of Agreements, Israeli Tax Ruling and applicable law, may result in the Reporting Persons’ modifying their ownership of Shares, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as may be provided otherwise herein, none of the Reporting Persons, presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The percentages set forth below are based on 48,551,030 Shares outstanding as of February 17, 2015, based on information provided to the Reporting Persons by the Issuer.

Page 8 of 11 Pages

(a), (b)     Bronicki Investments beneficially owns 4,293,243 Shares, representing approximately 8.84% of the outstanding Shares. Each of Lucien Bronicki and Yehudit Bronicki is a director of Bronicki Investments and shares voting and dispositive power over the Shares held by Bronicki Investments, and beneficially owns 20% of Bronicki Investments. Accordingly, they may be deemed to share beneficial ownership of the Shares held by Bronicki Investments. Each of Mr. Bronicki and Ms. Bronicki disclaims beneficial ownership of all Shares held by Bronicki Investments, except to the extent of his or her 20% interest in Bronicki Investments

As a result of the voting and dispositive provisions in the Voting and Undertaking Agreements, Voting Neutralization Agreements, and SHA, each described in Item 4 herein, the Reporting Persons may be deemed to also beneficially own, and have shared voting power over, an additional 7,314,118 Shares beneficially owned by FIMI on the date of this filing, resulting in total beneficial ownership by the Reporting Persons of 11,607,361 Shares, representing approximately 23.91% of the Issuer's outstanding Shares. The Reporting Persons disclaim beneficial ownership of all Shares beneficially owned by FIMI.

The Reporting Persons have acted in concert with FIMI in connection with the transaction described herein. Consequently, the Reporting Persons may be deemed to constitute a "group" with FIMI for purposes of Section 13(d) of the Exchange Act.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

(c)           None of the Reporting Persons have effected any transactions in the Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d)           Each of Yoram Bronicki, the Chairman of the Board of Directors of the Issuer, Youval Bronicki and Michal Cath, who are the children of the Reporting Persons, beneficially owns 20% of Bronicki Investments, and accordingly they may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons. However, each of Yoram Bronicki, Youval Bronicki and Michal Cath does not have voting or dispositive power over the Shares held by Bronicki Investments, and each disclaims beneficial ownership of all such Shares, except to the extent of his or her pecuniary interest therein.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -
Share Exchange Agreement and Plan of Merger, dated November 10, 2014, by and among the Issuer, Ormat Industries and Ormat Systems (incorporated herein by reference to Exhibit 2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 2 -
Voting and Undertaking Agreement dated as of November 10, 2014 by and among the Issuer and FIMI (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 3 -
Voting and Undertaking Agreement dated as of November 10, 2014 by and among the Issuer and Bronicki Investment (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Page 9 of 11 Pages

Exhibit 4 -	Escrow Agreement, dated as of February 10, 2015 by and among the Issuer, FIMI, Bronicki Investments and the Escrow Agent.*

Exhibit 5 -
Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and FIMI (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 6 -
Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and Bronicki Investments (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 7 -	Amended and Restated Shareholders Rights Agreement, dated as of November 10, 2014 by and among Bronicki Investments and FIMI.*

Exhibit 8 -	Share Purchase Agreement, dated as of March 16, 2012 by and among Bronicki Investments and FIMI, and an amendment no.1 thereto dated May 22, 2012.*

Exhibit 9 -	Registration Rights Agreement dated as of February 12, 2015 by and among the Issuer, Bronicki Investments and FIMI.*

Exhibit 10 -	Joint Filing Agreement, dated as of February 17, 2015.*

* Filed herewith.

Page 10 of 11 Pages

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Bronicki Investments Ltd. By: /s/ Yehudit Bronicki Name: Yehudit Bronicki Title: Director
Lucien Bronicki By: /s/ Lucien Bronicki
Yehudit Bronicki By: /s/ Yehudit Bronicki

Page 11 of 11 Pages